Exhibit 99.1

The South Carolina State Accident Fund Selects Sapiens to Automate and
Modernize Its Workers Compensation and Digital Processes

Sapiens’ CoreSuite for Workers Compensation, DigitalSuite, and Sapiens Intelligence will improve efficiency and automation, delivered through Sapiens’ SaaS platform

Rochelle Park, N.J., August 7, 2023—Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, announced today that The South Carolina State Accident Fund (SAF), a state agency that offers guaranteed workers’ compensation insurance for governmental entities, has selected Sapiens CoreSuite for Workers Compensation to provide a more intuitive system with detailed workflow automation. SAF will also implement Sapiens DigitalSuite and Sapiens Intelligence for a more engaging user experience and enhanced processing, respectively, delivered through Sapiens SaaS platform.

SAF needed a modern core solution to achieve its growth expectations and provide the highest level of customer service. The system enhancements will improve communication and increase efficiency through pre-configured, role-based user groups and messaging capabilities. SAF is an existing Sapiens customer, whose new system should go live in October of 2024.

“With Sapiens’ demonstrated experience and operational know-how, we knew we could become far more responsive to claimants and policyholders,” said Erin Farthing, Director of SAF. “Sapiens has proven to be a true partner by understanding our business, responding to our requirements, and facilitating our transformation with solutions that drive growth and value.”

“An intuitive and streamlined workers compensation administration platform will help strengthen SAF’s overall operations,” said Jamie Yoder, Sapiens North America President & General Manager. “We look forward to helping SAF modernize its core systems while continuing to build its strong foundation for continued growth well into the future.”

Sapiens CoreSuite for Workers Compensation enables carriers and state funds to improve operational performance by reducing claim inventories and supporting medical costs using advanced outcome-based case management. Its real-time payment processing allows automatic and split payments, offsets and deductions, refunds, transfers and 1099 processing for financial efficiency. The platform’s rules-driven auto-adjudication and decision support enable proactive case management that reduces claims settle resolution time and claims closure. Sapiens DigitalSuite offers a dynamic, digital engagement and enablement platform for insurers to provide a unified, omni-channel experience, and can be leveraged together with Sapiens’ core solutions or on top of other (non-Sapiens) solutions. Sapiens Intelligence integrates data to produce actionable insights, with a complete insurance information hub that integrates all business units and product lines into one unified organizational view.

About Sapiens

Sapiens International Corporation (NASDAQ and TASE: SPNS) empowers the financial sector, with a focus on insurance, to transform and become digital, innovative, and agile. With more than 40 years of industry expertise, Sapiens’ cloud-based SaaS insurance platform offers pre-integrated, low-code capabilities across core, data and digital domains to accelerate our customers’ digital transformation. Serving over 600 customers in more than 30 countries, Sapiens offers insurers across property and casualty, workers’ compensation, and life insurance markets the most comprehensive set of solutions, from core to complementary, including Reinsurance, Financial & Compliance, Data & Analytics, Digital, and Decision Management. For more information visit https://sapiens.com or follow us on LinkedIn.

About The South Carolina State Accident Fund

The South Carolina State Accident Fund was established in 1943 for the purpose of providing workers’ compensation coverage and administration for all state agencies and other local governmental entities at reasonable prices. By creating a state agency for the sole purpose of “self-insuring,” the state of South Carolina provides a stable source of guaranteed insurance coverage so that state workers are not placed at undue risk.

On July 1, 2013, the administration of the South Carolina Workers’ Compensation Uninsured Employers’ Fund was transferred to the State Accident Fund. The Uninsured Employers’ Fund was created to ensure payment of workers’ compensation benefits to injured employees whose employers failed to acquire necessary coverage for their employees as required.

By administering both funds, the State Accident Fund provides a more stable environment for our state’s employers and their employees. For more information visit https://saf.sc.gov/index.php/contact-us

Media and Investor’s Contact

Yaffa Cohen-Ifrah

Chief Marketing Officer &

Head of Investor Relations, Sapiens

yaffa.cohen-ifrah@sapeins.com

Forward-Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan,” and similar expressions. Such statements reflect our current views with respect to future events and are subject to pandemic risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company. While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

3